Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

September 25, 2017

VIA EDGAR CORRESPONDENCE

Mr. Jeffrey A. Foor

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Two Roads Shared Trust (1940 Act Registration No. 811-22718)

(the “Registrant”)

Dear Mr. Foor:

The following responds to the comments we received from you on September 22, 2017 regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register the Anfield Capital Diversified Alternatives ETF (the “Fund”). Unless otherwise noted, page references in our letter reflect internal citations in the document. Our responses follow your comments. As we discussed, the Registrant hereby undertakes to and will include all disclosure changes noted below in the Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A relating to the Fund to be filed pursuant to Rule 485(b) of the Securities Act of 1933 on September 26, 2017.

1.	Comment: Please confirm to the staff that the Acquired Fund Fees and Expenses reflected in the fee table include expenses of any business development companies in which the Fund may invest.

Response: The Registrant confirms that the Acquired Fund Fees and Expenses reflected in the fee table include expenses of any business development companies in which the Fund may invest.

2.	Comment: The list of alternative sectors and asset categories in which the Fund will invest includes (i) companies at the forefront of major technical innovations in computing, medical sciences and nano-technology and (ii) convertible and preferred securities. The Staff references Note 30 in the proposing rule release for Investment Company Reporting Modernization (1940 Act Release No. 31610) that states that “while there is no clear definition of alternative in the fund industry, an alternative fund is generally understood to be a fund whose primary investment strategy falls into one or more of the three following categories: (1) Non-traditional asset classes (for example, currencies); (2) nontraditional strategies (such as long/short equity positions); and/or (3) less liquid assets (such as private debt).” Please explain how the name of the Fund is not misleading.

Jeffrey A. Foor

September 25, 2017

Response: The Adviser confirms that the name of the Fund is accurate and appropriate and not misleading. As noted in the adopting rule release, there is no one definition of “alternatives.” The companies at the forefront of major technical innovations in computing, medical sciences and nano-technology in which the Fund will invest are non-traditional, frontier technology companies. Frontier technology companies are technology companies that are engaged in cutting-edge and futuristic innovations such as relating to gene research. These companies are generally micro- or “mini-micro” companies that do not correlate with the market as a whole. With respect to the convertible and preferred securities, the Adviser believes these also to be considered as an alternative investment in view of their hybrid nature. However, regardless of their classification, the Fund primarily (and generally over 80%) will be invested in other alternative investments that fall within the definition noted by the Staff. The Registrant has revised the disclosure relating to the Fund’s investments to conform to this definition in response to the Staff’s comment and to provide additional clarity with respect to the Fund’s investment strategies.

3.	Comment: Please disclose that no more than 15% of the Fund’s net assets will be invested in private equity funds.

Response: Disclosure has been added.

4.	Comment: Please consider whether disclosure indicating that the Adviser has not managed a registered investment company would be appropriate to add to the New Fund risk disclosure.

Response: As discussed with the Staff, the Adviser was formed in connection with an internal restructuring of Anfield Capital Management, LLC., the Fund’s Sub-Adviser. Almost all of the personnel, including the Founder and Chief Executive Officer, is the same between the Sub-Adviser and the Adviser (with the exception of the two portfolio management personnel and the President of the Adviser). The Registrant does not believe that adding such a statement would be appropriate.

5.	Comment: The prospectus includes Newly Formed Company Risk. Will the Fund invest in Initial Public Offerings (IPOs)? If so, please add disclosure in this regard.

Response: The Fund will not be invested in IPOs.

6.	Comment: In Underlying Funds risk in the Summary, please add disclosure discussing the the fact that closed-end funds may trade at a premium or a discount.

Response: This disclosure has been added.

Jeffrey A. Foor

September 25, 2017

7.	Comment: Please indicate the month in which the Adviser commenced operation of the Fund.

Response: This disclosure has been added.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (212) 248-3292.

Very truly yours,

/s/ Stacy H. Louizos

Stacy H. Louizos

cc:  Mr. David Young

Mr. David Ford

Richard A. Malinowski, Esq.